EXHIBIT 12.1

Ratios of Earnings to Fixed Charges

	Period from
	December 23, 2004
	(Commencement)
	to December 31,	Year Ended December 31,
(Dollars in thousands)	2004	2005	2006	2007
Earnings (Losses):
Income (loss) before income tax expense	$(291)	$46,016	$71,581	$(95,256)
Equity in losses of less than 50%-owned investments	—	—	1,540	1,460
Fixed charges, as shown below	49	177,442	372,615	393,387

Total Earnings (Losses)	(242)	223,458	445,736	299,591

Fixed Charges:
Interest expense	49	177,442	372,615	393,387

Total Fixed Charges	49	177,442	372,615	393,387

Ratio of Earnings to Fixed Charges (1)	n/a	1.26	1.20	n/a

Deficiency (1)	(291)	n/a	n/a	(93,796)

(1)	The Ratio of Earnings to Fixed Charges was negative for the period ended December 31, 2004 and year ended December 31, 2007, therefore only the deficiency is required to be reported.

n/a - not applicable